Summary

Bowyer Research urges shareholders to vote FOR Proposal 4, on the 2024 proxy ballot of Costco Wholesale (“Costco” or the “Company”). The “Resolved” clause of Proposal No. 4 states:

Shareholders request Costco's Board of Directors provide an audited report evaluating the material factors relevant to decisions about whether a 2050 net-zero carbon goal, or other similar decarbonization targets, is appropriate, including factors that mitigate against the feasibility of such goals. These factors might reasonably include technological feasibility (or its absence), the economic consequences of adoption, the possibility that the climate models that underlie such goals are incorrect, the possibility that failure to adopt such goals in other countries will render adoption by Costco meaningless, the possibility that U.S. governments will not mandate such decarbonization — thereby upending adoption-favoring "stranded asset" assumptions, and relevant considerations. The report should be made public, produced at reasonable cost, and omit proprietary information.

The opposing statement to this Proposal1, submitted by Costco’s Board of Directors (the “Board”), contends that:

1.The debate over the effects and risks posed by climate change indicate there is “no need” for further reports from the Company regarding such proposals.

2.The disruption caused by climate change merits ‘proportional action’ on the part of the Company.

3.The Proposal’s questioning of Costco’s emission-reduction/decarbonization policies is tantamount to suggesting that “no effort be made at all” in the relevant policy arena.

4.The current state of climate risk merits “enhance[ment]” of the Company’s current emission reduction plan—action the Proposal stands to thwart.

These assertions, however, are based on false argumentation and analysis that:

1.Mischaracterizes the nature of the Proposal.

2.Overstates the effect of climate risk on the Company’s assets and interests.

1https://s201.q4cdn.com/287523651/files/doc_financials/2023/ar/cost-proxy-2023-final-pdf-from-dfin.pdf

3.Presupposes an activist framework to the Company’s fiduciary obligation.

1.The Board mischaracterizes the nature of the Proposal.

As asserted in the Board’s statement, “The complexities that have been aired in prior disclosures and dialogues [regarding Costco’s Climate Action Plan] show that there is no need for further reports; only for continued focus on implementing and optimizing the Company's plan.” The Board seems to believe that any questions raised regarding Costco’s Climate Action Plan will be most effectively answered by a continuation of existing company policies regarding decarbonization. Yet, this assumption belies a key misunderstanding of the Proposal’s intent—Prop. No 4’s emphasis on the Company’s tangible goals, including net-zero carbon goals by 2050, is not a question of how fast the company ought to be moving towards such goals, but whether such goals actually meet Costco’s stated priorities: fiduciary duty and a degree of social responsibility.

Such questions are not mere tweaks or semantic quibbles, but first-degree questions as to the trajectory of Costco’s Climate Action Plan.2 If, as the Board expressly states, such questions have been the subject of “extensive discussions with the Company's largest shareholders,” the Board’s statement that such discussions indicate the necessity of less transparency in its climate decisions is profoundly worrying. Have these extensive discussions involved the opinions of shareholders concerned about the effects of improperly-conceived climate action, or merely shareholders ideologically in lockstep with drastic action regarding decarbonization? The Company’s vague portrayal of such extensive internal discussions only creates further concern when paired with its apparent misunderstanding of the Proposal at hand.

2.The Board overstates the effect of climate risk on the Company’s assets and interests.

Costco’s Climate Action Plan, cited in the Board’s response, asserts that “[a]t today’s rate of growth of global carbon dioxide equivalent (CO2e) emissions, the negative effects of climate

2 https://www.Costco.com/sustainability-climate-action-plan.html change… will likely cause the greatest disruption to life in human history.” Yet, this statement overlooks several issues relevant to the question of climate risk, most notably the vague and persistently undefined term “rate of growth” as related to carbonization.

While such an omission may be a mere rhetorical device, it is not an accurate representation of the state of emission levels, particularly in the United States. As per the 2023 Fifth National Climate Assessment,3 greenhouse emissions have decreased 17 percent in the period between 2005 and 2021, during which the size of the American economy doubled. The Assessment further notes that such emission cuts are not slight decreases, but meaningful steps to reduce the risks of climate change: “rapid emissions cuts are expected to have immediate health and economic benefits… At the national scale, the benefits of deep emissions cuts for current and future generations are expected to far outweigh the costs.”

The Board’s language would imply that its interests are being threatened by a lack of steps being taken against climate change. In reality, significant steps have been taken to reverse many concerning trends of carbon emissions—the exact type of mitigation that the Board claims is insufficient for the current situation. Given the presence of such positive trends, a key element in the “extensive” debates being had among Costco shareholders, the report requested in Proposal No. 4 is justified on the facts of the situation alone.

3.The Board presupposes an activist framework to the Company’s fiduciary duties.

As asserted in the Board’s response to Proposal No. 4, “We recognize that proportional action to address Costco’s environmental and social impact is both a business imperative and the right thing to do.” Leaving aside the vague and debatable language of both ‘proportional action’ and the ‘right thing to do’ (discussed in point 1 above), the Board’s language belies a particular view of Costco’s fiduciary responsibilities.

3 https://nca2023.globalchange.gov/

The often-maligned fossil fuel industry still remains4 one of the largest employers in both America and the world at large, providing jobs for millions around the globe. The persistent demands of climate activists to abandon this industry, combined with the kind of goalpost shifting evident in the Board’s rhetoric, evince an underlying belief in the Company’s obligation to a very narrow and ideologically drawn definition of socially conscious ‘business imperative’ that excludes this industry and the millions who depend upon it for their livelihood. Costco has developed its climate-related policies in keeping with this framework. Unfortunately, as demonstrated in the cases of numerous other companies, its seemingly unquestioning devotion to this framework has served as the segue to the kind of activist demands that hijack a company’s operational philosophy. On these grounds, the transparency requested in Proposal No. 4 is perfectly acceptable and indeed necessary.

Conclusion

As demonstrated in this report, the Board’s response to Proposal No. 4 fails to effectively address the substance of the Proposals’ critique regarding decarbonization by:

1.Mischaracterizing the nature of the Proposal.

2.Overstating the effect of climate risk on the Company’s assets and interests.

3.Presupposing an activist framework to the Company’s fiduciary obligation.

Climate change is an issue that sparks fierce ideological debate and presents a wide spectrum of potential outlooks and policies to any company. Amidst such debates, however, the fundamental nature of corporate fiduciary responsibility has not changed, even should activist demands seem to indicate otherwise. Proposals such as the one above are asking Costco to step beyond its fiduciary responsibilities and into the realm of expressly picking sides in such ideological debates, a move that can only create further controversy and reputational risk to both Board and Company.

4https://www.brookings.edu/wp-content/uploads/2021/02/2021.02.22_BrookingsMetro_FossilFuel-MethodologyAppendix.pdf